                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

          [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1998

                            ------------------------

                           Commission File No. 1-13038

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                              (Full title of plan)

                      CRESCENT REAL ESTATE EQUITIES COMPANY

                           777 Main Street, Suite 2100
                             Fort Worth, Texas 76102
           (Name of issuer and address of principal executive offices)

                       CRESCENT REAL ESTATE EQUITIES, LTD.
                                   401(k) PLAN

                            ------------------------

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                                                            Page
                                                                                                            ----

Report of Independent Public Accountants........................................................              1

Statement of Net Assets Available for Plan Benefits with Fund Information
         as of December 31, 1998................................................................              2

Statement of Net Assets Available for Plan Benefits with Fund Information
         as of December 31, 1997................................................................              3

Statement of Changes in Net Assets Available for Plan Benefits with Fund
         Information for the Year Ended December 31, 1998.......................................              4

Statement of Changes in Net Assets Available for Plan Benefits with Fund
         Information for the Year Ended December 31, 1997.......................................              5

Notes to Financial Statements...................................................................              6

Schedule I - Item 27a - Supplemental Schedule of Assets Held for Investment
         Purposes as of December 31, 1998.......................................................             11

Schedule II - Item 27d - Supplemental Schedule of Reportable Transactions
         for the Year Ended December 31, 1998...................................................             12

Schedule III - Item 27e - Supplemental Schedule of Nonexempt Transactions
         for the Year Ended December 31, 1998...................................................             13


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Reportable Transactions, and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                ARTHUR ANDERSEN LLP


Dallas, Texas
   May 13, 1999

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(K) PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998




                                                                                 PARTICIPANT DIRECTED
                                                -----------------------------------------------------------------------------------
                                                                     BOND             SMALL                             PRINCIPAL
                                                  BOND &           EMPHASIS          COMPANY        INTERNATIONAL        STABLE
                                                 MORTGAGE          BALANCED           BLEND             STOCK             VALUE
                                                 ACCOUNT           ACCOUNT           ACCOUNT           ACCOUNT             FUND
                                                ----------        ----------        ----------        ----------        ----------

 ASSETS
      Investments, at fair market value:
        Pooled separate account                 $   57,152        $   86,100        $  208,231        $  227,333        $       --
        Common collective trust                         --                --                --                --           412,997
        Mutual funds                                    --                --                --                --                --
        Equities                                        --                --                --                --                --
        Participant loans                               --                --                --                --                --
                                                ----------        ----------        ----------        ----------        ----------

 TOTAL ASSETS                                       57,152            86,100           208,231           227,333           412,997
                                                ----------        ----------        ----------        ----------        ----------

 NET ASSETS AVAILABLE FOR
      PLAN BENEFITS                             $   57,152        $   86,100        $  208,231        $  227,333        $  412,997
                                                ==========        ==========        ==========        ==========        ==========


                                                                                 PARTICIPANT DIRECTED
                                                ----------------------------------------------------------------------------------
                                                 T. ROWE
                                                  PRICE           VANGUARD
                                                 MID-CAP         U.S. GROWTH         VANGUARD           STOCK             LOAN
                                                  GROWTH             FUND           WELLINGTON           FUND             FUND
                                                ----------        ----------        ----------        ----------        ----------
 ASSETS
      Investments, at fair market value:
        Pooled separate account                 $       --        $       --        $       --        $       --        $       --
        Common collective trust                         --                --                --                --                --
        Mutual funds                               533,194         1,013,061           352,403                --                --
        Equities                                        --                --                --         1,157,642                --
        Participant loans                               --                --                --                --            74,294
                                                ----------        ----------        ----------        ----------        ----------

 TOTAL ASSETS                                      533,194         1,013,061           352,403         1,157,642            74,294
                                                ----------        ----------        ----------        ----------        ----------

 NET ASSETS AVAILABLE FOR
      PLAN BENEFITS                             $  533,194        $1,013,061        $  352,403        $1,157,642            74,294
                                                ==========        ==========        ==========        ==========        ==========

                                              NON PARTICIPANT
                                                 DIRECTED
                                                ----------
                                                 CRESCENT
                                                OPERATING,
                                                INC. STOCK             TOTAL
                                                ----------        ----------
 ASSETS
      Investments, at fair market value:
        Pooled separate account                 $       --        $  578,816
        Common collective trust                         --           412,997
        Mutual funds                                    --         1,898,658
        Equities                                     6,657         1,164,299
        Participant loans                               --            74,294
                                                ----------        ----------

 TOTAL ASSETS                                        6,657         4,129,064
                                                ----------        ----------

 NET ASSETS AVAILABLE FOR
      PLAN BENEFITS                             $    6,657        $4,129,064
                                                ==========        ==========



    The accompanying notes are an integral part of this financial statement.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997


                                                                         PARTICIPANT DIRECTED
                                           --------------------------------------------------------------------------------------

                                                          BOND      SMALL                     PRINCIPAL     T. ROWE
                                            BOND &      EMPHASIS   COMPANY   INTERNATIONAL     STABLE        PRICE     VANGUARD
                                           MORTGAGE     BALANCED    BLEND       STOCK           VALUE       MID-CAP   U.S. GROWTH
                                           ACCOUNT      ACCOUNT    ACCOUNT      ACCOUNT         FUND         GROWTH      FUND
                                           --------     --------   --------  -------------    ---------     --------  -----------
ASSETS
       Investments, at fair market value:
           Pooled separate accounts        $ 33,332     $ 30,743   $114,463  $     139,404    $      --     $     --     $     --
           Common collective trust               --           --         --             --      319,230           --           --
           Mutual funds                          --           --         --             --           --      209,121      462,929
           Equities                              --           --         --             --           --           --           --
           Participant loans                     --           --         --             --           --           --           --

       Receivables:
           Company's contribution             1,349        3,424      5,095          5,320        3,344       10,204       14,662
                                           --------     --------   --------  -------------    ---------     --------  -----------


TOTAL ASSETS                                 34,681       34,167    119,558        144,724      322,574      219,325      477,591
                                           --------     --------   --------  -------------    ---------     --------  -----------


LIABILITIES
       Excess contributions payable              --           --      2,927          1,892        1,061          230          868
                                           --------     --------   --------  -------------    ---------     --------  -----------

TOTAL LIABILITIES                                --           --      2,927          1,892        1,061          230          868
                                           --------     --------   --------  -------------    ---------     --------  -----------


NET ASSETS AVAILABLE FOR
       PLAN BENEFITS                       $ 34,681     $ 34,167   $116,631  $     142,832    $ 321,513     $219,095  $   476,723
                                           ========     ========   ========  =============    =========     ========  ===========


                                                                                         NON PARTICIPANT
                                                                                            DIRECTED
                                              ----------------------------------------     ----------
                                                                                            CENTRAL
                                               VANGUARD        STOCK           LOAN        OPERATING,
                                              WELLINGTON        FUND           FUND        INC. STOCK       TOTAL
                                              ----------     ----------     ----------     ----------     ----------
ASSETS
       Investments, at fair market value:
           Pooled separate accounts           $       --     $       --     $       --     $       --     $  317,942
           Common collective trust                    --             --             --             --        319,230
           Mutual funds                          217,352             --             --             --        889,402
           Equities                                   --      1,390,959             --         37,262      1,428,221
           Participant loans                          --             --         15,981             --         15,981

       Receivables:
           Company's contribution                  5,564         44,194             --             --         93,156
                                              ----------     ----------     ----------     ----------     ----------


TOTAL ASSETS                                     222,916      1,435,153         15,981         37,262      3,063,932
                                              ----------     ----------     ----------     ----------     ----------


LIABILITIES
       Excess contributions payable                  420          9,224             --             --         16,622
                                              ----------     ----------     ----------     ----------     ----------

TOTAL LIABILITIES                                    420          9,224             --             --         16,622
                                              ----------     ----------     ----------     ----------     ----------


NET ASSETS AVAILABLE FOR
       PLAN BENEFITS                          $  222,496     $1,425,929     $   15,981     $   37,262     $3,047,310
                                              ==========     ==========     ==========     ==========     ==========



    The accompanying notes are an integral part of this financial statement.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
             FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                     PARTICIPANT DIRECTED
                                                  ------------------------------------------------------------------------
                                                                         BOND                SMALL
                                                     BOND &            EMPHASIS             COMPANY          INTERNATIONAL
                                                    MORTGAGE           BALANCED              BLEND               STOCK
                                                    ACCOUNT             ACCOUNT             ACCOUNT             ACCOUNT
                                                  -----------         -----------         -----------         ------------

 ADDITIONS:
 Additions to net assets attributed to:
      Net realized/unrealized gain (loss)         $     3,534         $     4,655         $   (16,120)        $    14,683
      Interest and dividends                               --                  --                  --                  --

      Contributions:
           Company's                                    2,878               5,709               9,887               8,642
           Participants'                               20,972              28,433              70,735              62,540
           Rollovers                                    3,981              14,263              40,354              22,084
                                                  -----------         -----------         -----------         -----------

      Total Contributions                              27,831              48,405             120,976              93,266
                                                  -----------         -----------         -----------         -----------

      TOTAL ADDITIONS                                  31,365              53,060             104,856             107,949
                                                  -----------         -----------         -----------         -----------

 DEDUCTIONS:
 Deductions from net assets attributed to:
      Benefits paid to participants                    (9,116)               (344)             (5,445)             (7,939)
      Other Expenses                                     (165)               (204)               (496)               (590)
                                                  -----------         -----------         -----------         -----------

      TOTAL DEDUCTIONS                                 (9,281)               (548)             (5,941)             (8,529)
                                                  -----------         -----------         -----------         -----------

 LOANS ISSUED TO PARTICIPANTS                              --                  --              (4,742)             (6,363)

 LOAN PRINCIPAL REPAYMENTS                                282                  --               1,001                 920

 FORFEITURES                                              531                 314                  --                  --

  INTERFUND TRANSFERS                                    (426)               (893)             (3,574)             (9,476)
                                                  -----------         -----------         -----------         -----------

 NET CHANGE                                            22,471              51,933              91,600              84,501

 NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                                34,681              34,167             116,631             142,832
                                                  -----------         -----------         -----------         -----------

      END OF YEAR                                 $    57,152         $    86,100         $   208,231         $   227,333
                                                  ===========         ===========         ===========         ===========


                                                                     PARTICIPANT DIRECTED
                                                  -----------------------------------------------------------------------
                                                   PRINCIPAL           T. ROWE
                                                    STABLE              PRICE               VANGUARD
                                                    VALUE              MID-CAP            U.S. GROWTH          VANGUARD
                                                     FUND               GROWTH                FUND            WELLINGTON
                                                  -----------         -----------         -----------         -----------

 ADDITIONS:
 Additions to net assets attributed to:
      Net realized/unrealized gain (loss)         $    19,515         $    75,211         $   176,994         $    (6,896)
      Interest and dividends                               --                  --               4,540              10,681

      Contributions:
           Company's                                    9,816              22,539              35,825              13,849
           Participants'                               62,035             134,416             235,504              84,711
           Rollovers                                   26,773              72,629              87,515              37,402
                                                  -----------         -----------         -----------         -----------

      Total Contributions                              98,624             229,584             358,844             135,962
                                                  -----------         -----------         -----------         -----------

      TOTAL ADDITIONS                                 118,139             304,795             540,378             139,747
                                                  -----------         -----------         -----------         -----------

 DEDUCTIONS:
 Deductions from net assets attributed to:
      Benefits paid to participants                   (19,190)            (12,274)            (20,349)             (6,678)
      Other Expenses                                     (632)               (532)             (1,168)               (551)
                                                  -----------         -----------         -----------         -----------

      TOTAL DEDUCTIONS                                (19,822)            (12,806)            (21,517)             (7,229)
                                                  -----------         -----------         -----------         -----------

 LOANS ISSUED TO PARTICIPANTS                          (1,520)               (966)             (9,523)             (5,485)

 LOAN PRINCIPAL REPAYMENTS                              1,723               1,133               2,460                 614

 FORFEITURES                                             (145)               (103)               (149)               (122)

  INTERFUND TRANSFERS                                  (6,891)             22,046              24,689               2,382
                                                  -----------         -----------         -----------         -----------

 NET CHANGE                                            91,484             314,099             536,338             129,907

 NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                               321,513             219,095             476,723             222,496
                                                  -----------         -----------         -----------         -----------

      END OF YEAR                                 $   412,997         $   533,194         $ 1,013,061         $   352,403
                                                  ===========         ===========         ===========         ===========

                                                                                       NON PARTICIPANT
                                                       PARTICIPANT DIRECTED                DIRECTED
                                                  -----------------------------        ---------------

                                                                                           CRESCENT
                                                    STOCK               LOAN              OPERATING,
                                                     FUND               FUND              INC. STOCK             TOTAL
                                                  -----------         ---------           -----------         -----------

 ADDITIONS:
 Additions to net assets attributed to:
      Net realized/unrealized gain (loss)         $  (701,860)        $        --         $ ($ 30,391)        $  (460,675)
      Interest and dividends                           69,828               2,232               1,393              88,674

      Contributions:
           Company's                                   57,724                  --                  --             166,869
           Participants'                              335,409                  --                  --           1,034,755
           Rollovers                                  104,180                  --                  --             409,181
                                                  -----------         -----------         -----------         -----------

      Total Contributions                             497,313                  --                  --           1,610,805
                                                  -----------         -----------         -----------         -----------

      TOTAL ADDITIONS                                (134,719)              2,232             (28,998)          1,238,804
                                                  -----------         -----------         -----------         -----------

 DEDUCTIONS:
 Deductions from net assets attributed to:
      Benefits paid to participants                   (67,437)                 --              (1,176)           (149,948)
      Other Expenses                                   (2,697)                 --                 (67)             (7,102)
                                                  -----------         -----------         -----------         -----------

      TOTAL DEDUCTIONS                                (70,134)                 --              (1,243)           (157,050)
                                                  -----------         -----------         -----------         -----------

 LOANS ISSUED TO PARTICIPANTS                         (38,717)             67,316                  --                  --

 LOAN PRINCIPAL REPAYMENTS                              3,102             (11,235)                 --                  --

 FORFEITURES                                             (326)                 --                  --                  --

  INTERFUND TRANSFERS                                 (27,493)                 --                (364)                 --
                                                  -----------         -----------         -----------         -----------

 NET CHANGE                                          (268,287)             58,313             (30,605)          1,081,754

 NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                             1,425,929              15,981              37,262           3,047,310
                                                  -----------         -----------         -----------         -----------

      END OF YEAR                                 $ 1,157,642         $    74,294         $     6,657         $ 4,129,064
                                                  ===========         ===========         ===========         ===========

    The accompanying notes are an integral part of this financial statement.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                          PARTICIPANT DIRECTED
                                              -------------------------------------------------------------------------------
                                                                               NATIONWIDE                             BOND
                                                         FIDELITY   FIDELITY     MONEY      NATIONWIDE    BOND &    EMPHASIS
                                               DREYFUS   MAGELLAN     ASSET      MARKET     GUARANTEED   MORTGAGE   BALANCED
                                                BONDS      FUND      MANAGER      FUND       ACCOUNT      ACCOUNT    ACCOUNT
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------
ADDITIONS:
Additions to net assets attributed to:
      Net realized/unrealized gain (loss)     $   1,669  $  90,914  $  29,877  $       --   $       --   $   1,172  $   1,199
      Interest and dividends                         --         --         --         408        9,582          --         --

      Contributions:
            Company's                                --         --         --          --           --       1,349      3,424
            Participants'                         6,833     68,389     31,046       2,928       13,021       6,578     10,322
            Rollovers                                11     15,780      1,193          --       22,639          58        147
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

      Total Contributions                         6,844     84,169     32,239       2,928       35,660       7,985     13,893
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

      TOTAL ADDITIONS                             8,513    175,083     62,116       3,336       45,242       9,157     15,092
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

DEDUCTIONS:
Deductions from net assets attributed to:
      Refunds to participants                        --         --         --          --           --          --         --
      Benefits paid to participants              (3,317)   (11,923)      (395)     (4,051)     (28,097)       (272)      (280)
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

      TOTAL DEDUCTIONS                           (3,317)   (11,923)      (395)     (4,051)     (28,097)       (272)      (280)
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

LOANS ISSUED TO PARTICIPANTS                         --         --         --          --           --          --         --

LOAN PRINCIPAL REPAYMENTS                           212        880        258          --          354          53         --

FORFEITURES                                         321      1,267      1,486      (3,481)         407          --         --

INTERFUND TRANSFERS                             (85,475)  (687,093)  (320,090)    (16,337)    (324,064)     25,743     19,355
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

NET CHANGE                                      (79,746)  (521,786)  (256,625)    (20,533)    (306,158)     34,681     34,167

NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                          79,746    521,786    256,625      20,533      306,158          --         --
                                              ---------  ---------  ---------  ----------   ----------   ---------  ---------

      END OF YEAR                             $      --  $      --  $      --  $       --   $       --   $  34,681  $  34,167
                                              =========  =========  =========  ==========   ==========   =========  =========


                                                                       PARTICIPANT DIRECTED
                                              -----------------------------------------------------------------
                                                SMALL                     PRINCIPAL     T. ROWE
                                                COMPANY    INTERNATIONAL    STABLE       PRICE       VANGUARD
                                                 BLEND         STOCK         VALUE       MID-CAP    U.S. GROWTH
                                                ACCOUNT       ACCOUNT        FUND        GROWTH         FUND
                                              -----------  -------------  -----------  -----------  -----------
ADDITIONS:
Additions to net assets attributed to:
      Net realized/unrealized gain (loss)     $     2,948  $      (767) $     8,292  $    14,688  $    22,374
      Interest and dividends                           --           --           --           --        3,686

      Contributions:
            Company's                               5,095        5,320        3,344       10,204       14,662
            Participants'                          32,557       33,763       30,832       59,086       98,190
            Rollovers                               4,201       29,509       11,086        9,361       85,121
                                              -----------  -----------  -----------  -----------  -----------

      Total Contributions                          41,853       68,592       45,262       78,651      197,973
                                              -----------  -----------  -----------  -----------  -----------

      TOTAL ADDITIONS                              44,801       67,825       53,554       93,339      224,033
                                              -----------  -----------  -----------  -----------  -----------

DEDUCTIONS:
Deductions from net assets attributed to:
      Refunds to participants                      (2,927)      (1,892)      (1,061)        (230)        (868)
      Benefits paid to participants                (5,155)      (5,180)     (17,346)      (1,869)      (5,485)
                                              -----------  -----------  -----------  -----------  -----------

      TOTAL DEDUCTIONS                             (8,082)      (7,072)     (18,407)      (2,099)      (6,353)
                                              -----------  -----------  -----------  -----------  -----------

LOANS ISSUED TO PARTICIPANTS                       (1,236)      (1,045)          --         (525)      (1,750)

LOAN PRINCIPAL REPAYMENTS                              25           24          106           41           24

FORFEITURES                                            --           --           --           --           --

INTERFUND TRANSFERS                                81,123       83,100      286,260      128,339      260,769
                                              -----------  -----------  -----------  -----------  -----------

NET CHANGE                                        116,631      142,832      321,513      219,095      476,723

NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                                --           --           --           --           --
                                              -----------  -----------  -----------  -----------  -----------

      END OF YEAR                             $   116,631  $   142,832  $   321,513  $   219,095  $   476,723
                                              ===========  ===========  ===========  ===========  ===========




                                                                                               NON PARTICIPANT
                                                           PARTICIPANT DIRECTED                   DIRECTED
                                              ---------------------------------------------      -----------
                                                                                                  Crescent
                                                Vanguard         Stock             Loan          Operating,
                                               Wellington         Fund             Fund          Inc. Stock         Total
                                              -----------      -----------      -----------      -----------     -----------
ADDITIONS:
Additions to net assets attributed to:
      Net realized/unrealized gain (loss)     $     9,728      $   356,484      $        --      $    35,756     $   574,334
      Interest and dividends                        4,271           20,788              722            1,506          40,963

      Contributions:
            Company's                               5,564           44,194               --               --          93,156
            Participants'                          38,531          230,012               --               --         662,088
            Rollovers                              89,286           30,742               --               --         299,134
                                              -----------      -----------      -----------      -----------     -----------

      Total Contributions                         133,381          304,948               --               --       1,054,378
                                              -----------      -----------      -----------      -----------     -----------

      TOTAL ADDITIONS                             147,380          682,220              722           37,262       1,669,675
                                              -----------      -----------      -----------      -----------     -----------

DEDUCTIONS:
Deductions from net assets attributed to:
      Refunds to participants                        (420)          (9,224)              --               --         (16,622)
      Benefits paid to participants                  (419)         (45,600)              --               --        (129,389)
                                              -----------      -----------      -----------      -----------     -----------

      TOTAL DEDUCTIONS                               (839)         (54,824)              --               --        (146,011)
                                              -----------      -----------      -----------      -----------     -----------

LOANS ISSUED TO PARTICIPANTS                           --           (6,200)          10,756               --              --

LOAN PRINCIPAL REPAYMENTS                              --           15,005          (16,982)              --              --

FORFEITURES                                            --               --               --               --              --

INTERFUND TRANSFERS                                75,955          472,415               --               --              --
                                              -----------      -----------      -----------      -----------     -----------

NET CHANGE                                        222,496        1,108,616           (5,504)          37,262       1,523,664

NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                                --          317,313           21,485               --       1,523,646
                                              -----------      -----------      -----------      -----------     -----------

      END OF YEAR                             $   222,496      $ 1,425,929      $    15,981      $    37,262     $ 3,047,310
                                              ===========      ===========      ===========      ===========     ===========



    The accompanying notes are an integral part of this financial statement.

                       CRESCENT REAL ESTATE EQUITIES, LTD.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN:

    The following description of the Crescent Real Estate Equities, Ltd. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    General - The Plan was established on July 1, 1994. The Plan is a defined contribution plan covering all employees of the Company who have completed one month of service and are age twenty-one or older. Eligible employees may elect to participate in the Plan on the first day of the month, after their first month of service. It is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Nationwide Life Insurance Company ("Nationwide") served as the asset custodian for the Plan from January 1, 1997 through July 10, 1997 at which time the Plan's assets were transferred to The Principal Financial Group ("Principal"), the new asset custodian. Principal shared responsibilities as the asset custodian with Nationwide for the period from April 4, 1997 through July 10, 1997 by receiving all employee contributions and rollovers for this period.

    Contributions - Prior to August 31,1998, participants were able to contribute up to 15% of pre-tax annual compensation, but as of September 1, 1998, the Plan was amended to allow up to 25% of pre-tax annual compensation. A participant's contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($10,000 and $9,500 in 1998 and 1997, respectively). The participants may change their percent contribution election monthly. Prior to August 31, 1998, the Company matched 25 percent of participants' contributions up to the first four percent of base compensation. Effective September 1, 1998, the Company matches a percentage of participants' contributions up to the first seven percent of base compensation. The matching percentage for active participants as of September 1, 1998 are based on the following elective deferral period:


                          Elective         Percentage
                      Deferral Period       Matched
                      ----------------     ----------
                      9/1/98 - 8/31/99          25%
                      9/1/99 - 8/31/00          50%
                      9/1/00 - 8/31/01          75%
                      After 9/1/01             100%


    The matching percentage for all employees hired after September 1, 1998 is based on the following vesting years of service:


                        Vesting Years    Percentage
                          of Service      Matched
                        -------------    ----------
                         Less than 2        25%
                              2             50%
                              3             75%
                          4 or more        100%

    In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 1998 and 1997. All Company contributions are invested based upon participant account elections.

    Participant accounts - Each participant's account is credited with the participant's contribution and allocations of Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined.

    Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participants' accounts inclusive of forfeitures plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. The vesting schedule is as follows:


                        Years of
                         Service        Percentage
                        ---------       ----------
                           1                 20%
                           2                 40%
                           3                 60%
                           4                 80%
                           5                100%


    Investment options - Upon enrollment in the Plan, a participant is able to direct employee contributions into one of or in a combination of any six investment options for the period from January 1 through April 3, 1997. For the period from April 4, 1997 through December 31, 1998, the participant is able to direct employee contributions into nine investment options. A brief description of each investment option is provided below for both 1998 and 1997:

         April 4, 1997 - December 31, 1998

         1.       Bond & Mortgage Account -
                  Funds are loaned to companies through bonds and commercial mortgages with durations ranging from five to ten years.

         2.       Bond Emphasis Balanced Account -
                  Funds are invested primarily in stocks, bonds, government securities and real estate through other separate accounts of Principal.

         3.       Small Company Blend Account -
                  Funds are invested in stocks of smaller, seasoned companies seeking long term growth to be above average.

         4.       International Stock Account -
                  Funds are invested in common stocks of companies located outside the U.S. primarily in Western Europe and Asia.

         5.       Principal Stable Value Fund -
                  Funds are primarily invested in insurance contracts issued by insurance companies and investments from other financial institutions which offer stability of principal.

         6.       T. Rowe Price Mid-Cap Growth -
                  Funds are invested in mid size companies that have the potential of increased earnings of at least 12% per year.

         7.       Vanguard U.S. Growth Fund -
                  Funds are invested in companies in traditional growth industries such as technology and health care.

         8.       Vanguard Wellington -
                  Funds are invested 60% to 70% in stocks with the remainder invested in bonds.

         9.       Stock Fund -
                  Funds are invested in common shares of Crescent Real Estate Equities Company. As of December 31, 1998 this stock was trading at 22 15/16.

         January 1, 1997 - April 3, 1997

         1.       Dreyfus Bonds -
                  Funds were invested in corporate and government instruments seeking current income and preservation of capital.

         2.       Fidelity Magellan Fund-
                  A mutual fund investing primarily in common stocks and convertible securities, both domestic and foreign.

         3.       Fidelity Asset Manager -
                  A mutual fund investing in stocks, bonds and short-term instruments seeking high total return with reduced risk over the long term.

         4.       Nationwide Money Market Fund-
                  Funds were invested in a diversified portfolio of high quality money market instruments maturing in 397 days or less.

         5.       Nationwide Guaranteed Account -
                  Funds were invested in a guaranteed return investment contract that provides an annual interest guarantee, based on the investment yield realized on Nationwide's General Account, the crediting interest yield was 4.6% for 1997 (through July 10, 1997). The average yield was 6.0% and 5.2% for 1997 (through July 10, 1997).

         6.       Stock Fund -
                  Funds were invested in common shares of Crescent Real Estate Equities Company.

    Participants may change their investment options daily for any of the funds except the Stock Fund. Investment option changes that affect the Stock Fund may be done monthly.

    Participant loans - Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are available to all participants only after the trustees have evaluated the applicant's credit worthiness and purpose and terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rate at December 31, 1998 and 1997 was 10.5%. Principal and interest have a definite repayment period which provides for payments to be made not less frequently than quarterly.

    Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, only if the participant's account balance exceeds $3,500 ($5,000 after December 31, 1997 as amended in the restated plan document effective March 17, 1997). For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

    Disposition of forfeitures - Forfeitures attributable to the Company matching contributions shall be first applied to pay expenses under the Plan, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future Company contributions. Forfeitures for 1998 and 1997 were $845 and $3,481, respectively.

2.  SUMMARY OF ACCOUNTING POLICIES:

    Basis of Accounting
    The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles ("GAAP").

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan's exposure is limited to the fund(s) utilizing the derivative investment.

    Investment Valuation and Income Recognition
    The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company shares are valued at quoted market price. Participant loans are valued at cost, which approximates fair value.

    The contract value of the Nationwide Guaranteed Account is determined by summing principal, contributions and interest earned less administrative expenses. The contract was included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Nationwide.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits
    Benefits are recorded when paid.

    Reclassifications
    Certain amounts previously reported in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

3.  ASSETS HELD FOR INVESTMENT PURPOSES:

    The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1998 and 1997:


                                                       1998              1997
                                                       ----              ----
         Small Company Blend                       $  208,231        $      --
         International Stock Account                  227,333               --
         Principal Stable Value Fund                  412,997           319,230
         T. Rowe Price Mid-Cap Growth                 533,194           209,121
         Vanguard U. S. Growth Fund                 1,013,061           462,929
         Vanguard Wellington                          352,403           217,352
         Stock Fund                                 1,157,642         1,390,959


4.  PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Amounts will be distributed in accordance with Plan provisions.

5.  TAX STATUS:

    The Plan is designed to be a qualified plan under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the Plan and related trust is exempt from federal income tax under Section 501(a) of the Code.

    The Plan filed its determination letter application on January 25, 1995 with the Internal Revenue Service and received a favorable determination letter dated March 23, 1996 from the Internal Revenue Service as to the qualification for tax exempt status. The Plan was restated effective March 17, 1997, and the Company obtained a new Internal Revenue Service determination letter dated August 21, 1998, for the restated Plan. The Plan was amended effective September 1 and 2, 1998, and the Company believes the Plan is still operating in compliance with the applicable laws and regulations.

6.  RELATED PARTY TRANSACTIONS:

    All administrative expenses and accounting fees of the Plan are to be paid by the Company. The Company paid approximately $13,415 and $21,750 for administrative and accounting fees on behalf of the Plan during fiscal years 1998 and 1997, respectively. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

    Effective June 12, 1997, all participants received a stock dividend of one share of Crescent Operating, Inc. stock for each ten shares of Crescent Real Estate Equities Company common stock held.

7.  NONEXEMPT TRANSACTIONS:

    Certain nonexempt transactions between the Plan and the Company have been identified and are listed in Schedule III.

                                                                     SCHEDULE I





                CRESCENT REAL ESTATE EQUITIES, LTD. 401 (k) PLAN
    ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998
                                Plan Number: 001
                                EIN: 75-2526839




                      (b)                                         (c)                                    (d)             (e)
                  IDENTITY OF                                 DESCRIPTION                                              CURRENT
    (a)             ISSUER                                   OF INVESTMENT                               COST           VALUE
---------------------------------------------------------------------------------------------------------------------------------
     *  The Principal Financial Group         Pooled Separate Account - Bond & Mortgage Account        $  53,278      $    57,152

     *  The Principal Financial Group         Pooled Separate Account - Bond Emphasis Balanced Account    80,479           86,100

     *  The Principal Financial Group         Pooled Separate Account - Small Company Blend Account      221,357          208,231

     *  The Principal Financial Group         Pooled Separate Account - International Stock Account      214,701          227,333

     *  The Principal Financial Group         Common Collective Trust - Principal Stable Value Fund      388,448          412,997

        T. Rowe Price Associates              Mutual Fund - T. Rowe Price Mid-Cap Growth                 457,170          533,194

        Vanguard                              Mutual Fund - Vanguard U. S. Growth Fund                   832,705        1,013,061

        Vanguard                              Mutual Fund - Vanguard Wellington                          359,339          352,403

     *  Crescent Real Estate Equities Company Common Shares (Par value $.01)                           1,701,011        1,157,642

     *  Participant Loans                     Loans to Participants (Interest rates range from 9.25%
                                              to 10.5%)                                                   74,294           74,294

     *  Crescent Operating, Inc.              Common Stock (Par value $.01)                               18,837            6,657
                                                                                                      ----------      -----------

                                                                                                      $4,401,619      $ 4,129,064
                                                                                                      ==========      ===========



            * in column (a) indicates each identified person/entity
                        known to be a party-in-interest.


    This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                Plan Number: 001
                                 EIN: 75-2526839


              (a)                               (b)                         (c)

           Identity                         Description
              of                                 of                     Purchase
            Issuer                             Asset                      Price
--------------------------------  ---------------------------------   --------------


SERIES OF TRANSACTIONS:

The Principal Financial Group     T. Rowe Price Mid-Cap Growth            $ 276,907
                                  T. Rowe Price Mid-Cap Growth                   --
The Principal Financial Group     Vanguard U.S. Growth Fund                 409,405
                                  Vanguard U.S. Growth Fund                      --
The Principal Financial Group     Vanguard Wellington                       159,135
                                  Vanguard Wellington                            --
Crescent Real Estate Equities     Common Stock (Par Value $.01)             601,985
Company                           Common Stock (Par Value $.01)                  --





    (d)            (f)           (g)            (h)             (i)
                 Expense                   Current Value
                  Incurred      Cost        of Asset on         Net
   Selling         with          of         Transaction        Gain
   Price        Transaction     Asset          Date           (Loss)
 ----------     ------------ -----------  --------------     ---------




 $      --      $       --     $ 276,907      $  276,907     $     --
    18,574              --        16,980          16,980        1,594
        --              --       409,405         409,405           --
    36,267              --        30,974          30,974        5,293
        --              --       159,135         159,135           --
    17,185              --        16,586          16,586          599
        --              --       601,985         601,985           --
   158,909              --       193,050         193,050      (34,141)



Column (e) Lease Rental has been excluded from this schedule because it does not apply for this Plan.

This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                    SCHEDULE III



                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
           ITEM 27c - SUPPLEMENTAL SCHEDULE OF NONEXEMPT TRANSACTIONS
                            AS OF DECEMBER 31, 1998
                                PLAN NUMBER: 001
                                EIN: 75-2526839



               (a)                             (b)                                 (c)                              (d)      (e)
                                       RELATIONSHIP TO PLAN,    DESCRIPTION OF TRANSPORTATIONS, INCLUDING                 INTEREST
                                        EMPLOYER, OR OTHER           MATURITY DATE, RATE OF INTEREST,             AMOUNT  INCURRED
    IDENTITY OF PARTY INVOLVED           PARTY IN INTEREST         COLLATERAL AND PAR OR MATURITY VALUE           LOANED   ON LOAN
-------------------------------------- ---------------------  -------------------------------------------------- -------- --------
Crescent Real Estate Equities Company  Sponsor                Landing of moneys from the Plan to the employer
                                                               (loan repayments not timely remitted to the Plan).
                                                              as follows:
                                                               Deemed loans May 2, 1997 through November 14,
                                                               1997, maturity December 29, 1998, with interest
                                                               at 10.5%                                          $  2,356 $    412

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized on the 28th day of June 1999.

Dated: June 28, 1999             CRESCENT REAL ESTATE EQUITIES, LTD, 401(k) PLAN


                                 By: /s/ BRUCE A. PICKER
                                    --------------------------------------------
                                     Bruce A. Picker
                                     Trustee